INTREPID TECHNOLOGY & RESOURCES, INC.
                          501 West Broadway, Suite 200
                            Idaho Falls, Idaho 83402
                                 (208) 529-5337


January 28, 2005


VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:   Intrepid Technology & Resources, Inc.
      Form SB-2 Registration Statement filed on December 17, 2004
      File No. 333-121373

Ladies and Gentlemen:

     Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "1933 Act"), please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting Intrepid Technology & Resources, Inc. (the "Registrant") to withdraw the Registration Statement on Form SB-2, filed by the Registrant on December 17, 2004 (the "Registration Statement").

     No securities were sold in connection with the Registration Statement. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.



                                     Sincerely,

                                     /s/ Dennis D. Keiser
                                     Dr. Dennis D. Keiser
                                     President and Chief Executive Officer


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